BIOZONE PHARMACEUTICALS, INC.
 550 Sylvan Avenue, Suite 101
Engelwood Cliffs, NJ 07632

September 21, 2012

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jennifer Riegel Jeffrey P. Riedler

Re:	Biozone Pharmaceuticals, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed July 2, 2012 File No. 333-176951

Dear Sir/Madam,

The Company hereby respectfully requests an extension to respond to the comment letter dated July 25, 2012 relating to the above-referenced filing and the Company intends to submit a response by September 28, 2012.

Very Truly Yours,

/s/ Elliot Maza
Elliot Maza
Chief Executive Officer and Chief Financial Officer